March 28, 2016

Laura Nicholson
Special Counsel
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re:     ThrillCorp, Inc.
           Offering Statement on Form 1-A
Filed March 11, 2016
CIK No. 0001661226
File No. 024-10531

Dear Ms. Nicholson:

We acknowledge receipt of comments in your letter of March 25, 2016, which we have set out below, together with our responses.  The changes noted in response to comments 1-5 are reflected in the amended Offering Statement.

 Security Ownership of Management and Certain Securityholders, page 30

1.    We note that the information in this table is as of November 2, 2015. Please provide the information in this table as of the most recent practicable date.

We have revised the disclosure as requested.

 Interest of Management and Others in Certain Transactions, page 31

       2.     With respect to each of the option and right of first refusal agreements, please revise to describe the provisions regarding the duration of the option and right of first refusal.

 We have revised the disclosure as requested.

      3.   Please revise to disclose the default rate for the Polercoaster LLC loan.
We have revised the disclosure as requested.

Securities Being Offered, page 33

Class B Common Stock, page 34

Voting Rights, page 34

4.  We note your disclosure that the holders of Class B Common Stock will be subject to a drag-along provision as set forth in the Subscription Agreement. Please add a risk factor or expand one of your risk factors to discuss this drag-along provision. Please also describe any related risks regarding conflicts of interest. In addition, please disclose how the consideration to be issued to holders of Class B Common Stock would be determined in the event of any such sale.

   We have revised the disclosure as requested.

5. You disclose that the enforceability of the drag-along provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Please revise to describe any uncertainty with respect to such enforceability.

   We have revised the disclosure as requested.

Plan of Distribution, page 35

6. We are unable to locate a response to our prior comment 8 from our letter dated January 14, 2016. Please tell us whether any officer, director or employee of your company will participate in the sale of securities pursuant to this offering. If so, please tell us whether they intend to rely upon the safe harbor set forth in Exchange Act Rule 3a4-1.

   No officer or director currently anticipates participating in the sale of securities pursuant to this offering. In the event they do so, they intend to rely on the provisions of the safe harbor set forth in Exchange Act Rule 3a4-1.

Notes to Financial Statements
Note 5 — Commitments, page 48

7. We note your disclosure that the company has entered into an agreement with EarlyShares. Please file this agreement as an exhibit or tell us why you are not required to do so.

  The agreement with EarlyShares is a consulting agreement. The company had originally planned to use the EarlyShares.com platform to host the documents relating to the offering. EarlyShares is no longer providing that service and will rather provide the professional advice of its employees with respect to the offering process, in conjunction with the company’s legal and accounting advisors. The agreement is not an underwriting or placement agreement and the company’s management is of the opinion that it is not a material contract required to be filed.

Exhibits

8. We note that the form of subscription agreement filed as Exhibit 4 makes reference to the involvement of earlyshares.com and Folio in this offering. However, such involvement is not discussed in your offering circular. We also note that the subscription agreement provides for a minimum offering amount of 1,200,000 shares of Class B Common Stock, but your offering circular discloses a minimum offering amount of 500,000 shares. Please reconcile such apparent discrepancies.

   We have revised the Subscription Agreement to remove these references, and address the discrepancies noted.

Sincerely,

/s/ Sara Hanks

Sara Hanks
Managing Partner
KHLK LLP

cc: ThrillCorp, Inc.